Hogan Lovells US LLP Park Place II 7930 Jones Branch Drive, Ninth Floor McLean, VA 22102 T +1 703.610.6100 F +1 703.610.6200 www.hoganlovells.com October 21, 2015

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0407

Attn: Ivan Griswold

Re:	SecureWorks Holding Corporation

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 14, 2015

CIK No. 0001468666

Ladies and Gentlemen:

SecureWorks Holding Corporation (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “draft registration statement”) contained in the staff’s letter to the Company dated September 30, 2015. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

Together with its submission of this letter, the Company hereby submits on a confidential basis amendment no. 3 to the draft registration statement (the “amended draft registration statement”), which contains changes made in response to the staff’s comments, as well as certain updated information. We also are enclosing copies of the amended draft registration statement marked to show all changes to amendment no. 2 to the draft registration statement submitted on September 14, 2015.

Business

Client Case Studies, page 85

1.	Please disclose the time periods used in the client case studies, and indicate whether your solutions were deployed company-wide. In addition, please tell us how you compiled these studies and the methodology utilized in selecting these clients.

Securities and Exchange Commission

October 21, 2015

In response to the first part of the staff’s comment, the Company has revised the disclosures under “Client Case Studies” on pages 86 through 89 of the amended draft registration statement to disclose the time period of each case study and to indicate more clearly the scope of the deployment of the Company’s solutions.

In response to the second part of the staff’s comment, the Company advises the staff that it compiled these case studies over a period of several months by asking selected current clients whether they would be willing to consent to the inclusion in Company offering materials of specific information about the Company’s engagement with such clients. The Company provided to certain of those clients draft disclosure for review and comment, and ultimately confirmed with the consenting clients that each felt the disclosure was an accurate description of the relationship and of the results achieved using the Company’s solutions. The Company selected the clients approached for this purpose based on the Company’s desire to provide a broadly representative sample of client engagements aimed at illustrating, through their diversity, how the Company’s solutions have been employed successfully by clients of different sizes operating in a range of industries that have differing technology platforms and security needs. The Company also wished to depict engagements reflecting a variety of Company solutions and implementation approaches.

Condensed Combined Financial Statements

Notes to Combined Financial Statements

Note 6 – Subsequent Events, page F-38

2.	We note your response to prior comment 8 indicating that you believe the conversion provision is economically more similar to a put option than to a conversion option. The convertible notes will automatically convert into Class A common stock shares upon the closing of the company’s initial public offering at a fixed discount to the market price of the common stock at the date of conversion. In this regard, please tell us the authoritative accounting guidance you are relying on in concluding there is no beneficial conversion benefit. Tell us how you would record the conversion with the 80% discount assuming a hypothetical IPO price. Additionally explain how you considered any conversion benefit as a distribution to owners pursuant to SAB Topic 1.B. 3.

In response to the staff’s comment, the Company advises the staff as follows: On August 3, 2015 (the “initial issuance date”), the Company issued convertible promissory notes (the “Notes”) in an aggregate principal amount of $22.0 million to investment funds associated with a private investment firm and to certain individuals to support working capital and for other general corporate purposes. A principal of the investment firm and those individuals will become board members of the Company on or about the date on which the registration statement for the initial public offering will become effective. On September 14, 2015, the Company issued an additional Note in the principal amount of $0.5 million to another individual who also will become a board member of the Company on or about the registration statement effective date. The key terms of the Notes are as follows:

Securities and Exchange Commission

October 21, 2015

•	The Notes mature five business days prior to the 18-month anniversary of the initial issuance date. At maturity, the legal principal amount of $22.5 million plus 5.0% simple interest is due and payable in cash.

•	In the event of a Change of Control (as defined in the Notes), on or prior to the maturity date, the outstanding principal amount of the Notes will become due and payable, immediately prior to the consummation of the Change of Control, together with an additional amount equal to 25% of the then-outstanding principal amount in cash.

•	In the event of an initial public offering of common stock (an “IPO”) by the Company prior to the maturity date, the outstanding principal amount of the Notes will automatically convert into the same class of common stock sold and issued to the public at a price per share equal to 80% of the offering price per share of common stock to the public in the IPO (the “IPO Conversion”). In accordance with the terms of the Notes, in the event of an IPO Conversion, the Note holders as a group always will receive a variable number of Company shares with a value equal to $28.1 million. The number of shares issued will be determined based on the IPO offering price.

•	For a specified period prior to the maturity date, if the Notes are still outstanding, any Note holder may, at the Note holder’s sole discretion, convert all (but not less than all) of the then-outstanding principal amount of such holder’s Note into a variable number of shares of Series A common stock of Denali Holding Inc., the Company’s indirect parent (“Denali”), at a price per share equal to 80% of the fair market value of one share of Denali common stock (the “Optional Conversion”). In accordance with the terms of the Notes, upon exercise of the Optional Conversion, the Note holders as a group always will receive a variable number of Denali common shares with a fair value equal to $28.1 million. The number of shares issued will be determined based on the fair market value of a share of Denali common stock at such time.

As both the IPO Conversion and the Optional Conversion result in the Note holders receiving a variable number of shares of common stock equal to $28.1 million, the Company concluded that the Notes are considered stock-settled debt, pursuant to ASC 470-20-55-18 and 19, and therefore there is no beneficial conversion option. The Company has also determined that the Notes are eligible items under ASC 825-10-15-4 and, therefore, have elected the Fair Value Option to account for the Notes. The Company will determine the fair value at issuance with any difference between the proceeds received and the fair value of the Notes immediately expensed as finance

Securities and Exchange Commission

October 21, 2015

charges. The Company considered whether this amount should be characterized as a deemed dividend, but determined that the Note holders were not stockholders of either Denali or the Company at the time of the Note issuances. In addition, because the difference between the proceeds received and the fair value of the Notes at issuance will be expensed as finance charges at issuance, the Company does not believe that it is appropriate to treat this amount as a deemed dividend, and therefore does not believe that SAB Topic 1.B.3. applies.

The Company intends to record subsequent changes in the fair value of the Notes through earnings in accordance with ASC 825. Specifically, the subsequent changes in the fair value of the Notes will be classified as finance charges, consistent with the accounting at initial recognition. Immediately prior to the closing of the IPO, the Company will perform a final fair value measurement. On the day the IPO closes, the Company will extinguish this liability (which will be recorded at its then-fair value) through the issuance of shares of Class A common stock, which will be the same class of common stock as the Company will sell to the public in the IPO.

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Securities and Exchange Commission

October 21, 2015

If the staff has any questions or requires additional information concerning the amended draft registration statement or related matters, please contact the undersigned at (703) 610-6189 or, in my absence, Richard Parrino of our firm at (202) 637-5530.

Very truly yours,

/s/ Kevin K. Greenslade Kevin K. Greenslade

Enclosures

cc (w/encl):	Michael R. Cote
President and Chief Executive Officer
SecureWorks Holding Corporation

Janet B. Wright
Vice President-Corporate, Securities & Finance Counsel
Dell Inc.